SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)

2U, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90214J101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #90214J 10 1	Page 2 of 8

1	NAME OF REPORTING PERSONS Novak Biddle Venture Partners V, L.P. (“NBVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

866,898 shares, except that (i) Novak Biddle Company V, L.L.C. (“NBC V”), the general partner of NBVP V, may be deemed to have sole power to vote these shares, (ii) E. Rogers Novak, Jr. (“Novak”), a managing member of NBC V, may be deemed to have shared power to vote these shares and (iii) A.G.W. Biddle, III (“Biddle”), a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

866,898 shares, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of these shares, (ii) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of these shares and (iii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON PN

CUSIP #90214J 10 1	Page 3 of 8

1	NAME OF REPORTING PERSONS Novak Biddle Company V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

866,898 shares, all of which are directly owned by NBVP V, except that (i) Novak, a managing member of NBC V, may be deemed to have shared power to vote these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

866,898 shares, all of which are directly owned by NBVP V, except that (i) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON OO

CUSIP #90214J 10 1	Page 4 of 8

1	NAME OF REPORTING PERSONS E. Rogers Novak, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

866,898 shares, all of which are directly owned by NBVP V, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to vote these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

866,898 shares, all of which are directly owned by NBVP V, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON IN

CUSIP #90214J 10 1	Page 5 of 8

1	NAME OF REPORTING PERSONS A.G.W. Biddle, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

866,898 shares, all of which are directly owned by NBVP V, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to vote these shares and (ii) Novak, a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

866,898 shares, all of which are directly owned by NBVP V, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of these shares and (ii) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON IN

CUSIP #90214J 10 1	Page 6 of 8

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2015 (the “Schedule 13G”), by Reporting Persons, with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the disposition of Common Stock by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13G is as set forth in the Schedule 13G. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13G.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 45,576,318 shares of Common Stock outstanding as of October 22, 2015, as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, filed with the United States Securities and Exchange Commission on October 26, 2015.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2015:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

CUSIP #90214J 10 1	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

NOVAK BIDDLE VENTURE PARTNERS V, L.P.
By: Novak Biddle Company V, L.L.C., its managing member

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

NOVAK BIDDLE COMPANY V, L.L.C.

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

/s/ E. Rogers Novak, Jr.
E. Rogers Novak, Jr.

/s/ A.G.W. Biddle, III
A.G.W. Biddle, III

CUSIP #90214J 10 1	Page 8 of 8

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G needs be filed with respect to ownership by each of the undersigned of shares of Common Stock of 2U, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 5, 2016

NOVAK BIDDLE VENTURE PARTNERS V, L.P.
By: Novak Biddle Company V, L.L.C., its managing member

By:	/s/ A.G.W. Biddle, III
Name: A.G.W. Biddle, III
Title:	Managing Member

NOVAK BIDDLE COMPANY V, L.L.C.

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

/s/ E. Rogers Novak, Jr.
E. Rogers Novak, Jr.

/s/ A.G.W. Biddle, III
A.G.W. Biddle, III